UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2025

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Supplemental Agreement to Share Purchase Agreement

As previously reported in the Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 30, 2025, Taoping Inc., a British Virgin Islands business company with limited liability (the “Company”), through its wholly owned British Virgin Islands subsidiary, Taoping Holdings Limited (“Taoping Holdings”), entered into a Share Purchase Agreement (the “SPA”) with Skyladder Holding Limited (the “Transferor”) on September 29, 2025, pursuant to which Taoping Holdings agreed to acquire 100% of the equity interests of Skyladder Group Limited, a Hong Kong company and a wholly owned subsidiary of the Transferor (the “Target”). Pursuant to the SPA, the total consideration for the acquisition of the Target is RMB 152 million (approximately US$21.36 million), payable in 7,882,921 ordinary shares of the Company, with no par value per share (the “Ordinary Shares”), which will be issued in a single batch within 10 business days after all closing conditions have been satisfied or waived and the equity transfer of the Target has been completed in Hong Kong. The Ordinary Shares to be issued will initially be subject to transfer restrictions, which may be lifted in tranches upon achievement of required audited revenue and net profit (after tax) targets for various time periods.

On November 25, 2025, the Company through Taoping Holdings entered into a Supplemental Agreement to the SPA (the “Supplemental Agreement”) with the Transferor to amend the first clause of Article 3.3 of the SPA. Pursuant to the Supplemental Agreement, if during the period from December 1, 2025 to December 31, 2025, the Target achieves audited operating revenue of RMB 8.16 million and net profit (after tax) of RMB 440,000, then 1,576,584 Ordinary Shares will be unlocked.

The foregoing description of the Supplemental Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Supplemental Agreement, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

Closing of the Acquisition

On November 26, 2025, the parties to the SPA, as amended, consummated the acquisition. Pursuant to the SPA and the Supplemental Agreement, the Company acquired all of the equity interests in the Target and issued an aggregate of 7,882,921 Ordinary Shares to the Transferor’s shareholders, subject to the transfer restrictions set forth therein.

This Form 6-K, including the exhibit is hereby incorporated by reference into the registration statements of the Company on Form S-8 (No. 333-211363), Form S-8 (No. 333-256600), Form S-8 (No, 333-283697), Form F-3 (File No. 333-262181) and Form F-3 (File No. 333-288404) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2025	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Securities Purchase Agreement - Supplemental Agreement, dated November 25, 2025, by and among Taoping Holdings Limited, Taoping Inc., Skyladder Holding Limited and Skyladder Group Limited.